UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June, 2010

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100032
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA DECLARES SPECIAL DIVIDEND

Company Has Applied for Hong Kong Listing

and Will Maintain Its NYSE Listing

BEIJING, CHINA -- (June 24, 2010) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading media company in China, has announced that on May 22, 2010, the board of directors of the Company declared a special dividend of 71,637,500 additional ordinary shares of the Company, par value $0.001 per share, for the financial year ended December 31, 2009.  The board of directors proposed that the special dividend be distributed in the form of HK Shares, as defined below, subject to the approval by an ordinary resolution of the shareholders of the Company at an extraordinary general meeting to be convened on July 19, 2010.  For full details of the proposed stock dividend and the Company’s extraordinary general meeting, please refer to the materials delivered by the Company’s depositary bank for an explanation of how to claim the distribution. The Company has applied for the listing of its ordinary shares (the “HK Shares”) on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”).  There can be no assurances that the Company will be able to achieve a successful listing of the HK Shares on the Hong Kong Stock Exchange.

Each holder of the Company’s ordinary shares as of June 16, 2010 (the “Record Date”) will be entitled to receive one (1) ordinary share for every ten (10) ordinary shares held as of the Record Date.  Each ADS holder will be entitled to receive three (3) HK Shares for each ADS held as of the Record Date.  No fractional shares will be issued by the Company.

In the event the HK Shares are listed on the Hong Kong Stock Exchange on or prior to December 31, 2010, the special dividend will be payable at the election of each holder of ADSs in the form of HK Shares listed exclusively on the Hong Kong Stock Exchange, or if such holder does not so elect to receive HK Shares, net cash proceeds from the sale of such HK Shares through the Hong Kong Stock Exchange.  All elections will be irrevocable.  Investors who do not timely elect to receive HK Shares will be deemed to have appointed the broker to be designated by the Company for such purpose in due course (the “HK Broker”) as its agent for the sale of the applicable HK Shares and will receive net proceeds from such sale through the Hong Kong Stock Exchange.  There can be no assurances that the HK Broker will be able to sell the HK Shares on the Hong Kong Stock Exchange in a timely manner or on commercially reasonable terms.

In the event the HK Shares are not listed on the Hong Kong Stock Exchange on or prior to December 31, 2010, the special dividend will be payable solely in the form of additional ordinary shares.  In such event, each holder of the ADS as of the Record Date will be allotted and issued one (1) ADS for every ten (10) ADSs held as of the Record Date, notwithstanding any prior election made by such holder.

“This is a major milestone for our Company. The board has carefully reviewed all options available to reward our shareholders for their support since we became public on NYSE Arca in August of 2008 and has decided in favor of a stock dividend.  Additionally, the shares issued for the stock dividend will create initial liquidity upon listing on the Hong Kong Stock Exchange,” commented Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media.

Mr. Wang added, “We are the largest television advertising company on CCTV in China, and we believe a listing on the Hong Kong Stock Exchange will enhance our name recognition and reputation throughout greater China.  We will not raise funds in connection with our listing in Hong Kong and we will maintain our listing on the New York Stock Exchange, under the symbol ‘CMM’.”

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 482 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the “Gold Medal Award” at The New York Festivals® International Television and Film Awards.

http://www.chinammia.com

For further information, contact:

China Mass Media International Advertising Corp.
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com

Christensen Beijing: Roger Hu, +86-158 1049 5326 rhu@ChristensenIR.com	United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date: June 24, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer